3/8

07021639

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Atrium Biotechnologies Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

MAR 09 2007

THOMSON FINANCIAL

FILE NO. 82- 35044

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 3/8/07

082-35044

RECEIVED

2007 MAR -8 A 9:53

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

12-31-06
AR/S

Atrium Biotechnologies Inc.

Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(expressed in thousands of US dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
Place de la Cité, Tour Cominar
2640 Laurier Boulevard, Suite 1700
Québec, Quebec
Canada G1V 5C2
Telephone +1 (418) 522 7001
Facsimile +1 (418) 522 5663

Auditors' Report

To the Shareholders of
Atrium Biotechnologies Inc.

We have audited the consolidated balance sheets of **Atrium Biotechnologies Inc.** as at December 31, 2006 and 2005 and the consolidated statements of earnings, retained earnings, contributed surplus and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Quebec City, Quebec, Canada
February 26, 2007

Atrium Biotechnologies Inc.
Consolidated Balance Sheets

(expressed in thousands of US dollars)

	As at December 31, 2006 $	2005 $
Assets		
Current assets		
Cash and cash equivalents	22,316	14,886
Short-term investments	-	2,958
Accounts receivable (note 21)		
Trade	58,530	51,794
Other	1,189	4,037
Income taxes recoverable	3,090	1,952
Inventory (note 5)	33,226	31,758
Prepaid expenses	1,687	1,313
Future income tax assets (note 17)	477	555
	120,515	109,253
Long-term investment (note 6)	1,566	1,139
Property, plant and equipment (note 7)	6,202	5,809
Deferred charges	1,046	1,695
Intangible assets (note 8)	73,700	68,027
Goodwill (note 9)	116,165	109,035
Future income tax assets (note 17)	4,124	3,289
	323,318	298,247
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 10)	51,248	48,142
Income taxes	173	936
Balance of purchase price payable (note 4)	6	-
Deferred revenues	160	174
Current portion of long-term debt	-	70
	51,587	49,322
Long-term debt (note 11)	92,204	105,878
Employee future benefits (note 12)	253	205
Future income tax liabilities (note 17)	20,246	18,431
	164,290	173,836
Shareholders' Equity		
Share capital (note 15)	80,640	78,985
Contributed surplus	1,749	1,497
Retained earnings	65,251	38,596
Cumulative translation adjustment	11,388	5,333
	159,028	124,411
	323,318	298,247

Subsequent event (note 22)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

_______________ Director _______________ Director

Atrium Biotechnologies Inc.

Consolidated Statements of Retained Earnings

(expressed in thousands of US dollars)

	Years Ended December 31,		
	2006 $	2005 $	2004 $
Balance – Beginning of year	38,596	24,288	14,181
Net earnings for the year	26,655	14,308	10,107
Balance – End of year	65,251	38,596	24,288

Consolidated Statements of Contributed Surplus

(expressed in thousands of US dollars)

	Years Ended December 31,		
	2006 $	2005 $	2004 $
Balance – Beginning of year	1,497	905	23
Assets acquired from the parent company through the issuance of shares (note 15c)	-	-	750
Stock-based compensation costs (note 15d)	302	655	132
Exercise of stock options	(50)	(63)	-
Balance – End of year	1,749	1,497	905

The accompanying notes are an integral part of these consolidated financial statements.

Atrium Biotechnologies Inc.

Consolidated Statements of Earnings

(expressed in thousands of US dollars, except share and per share data)

	Years Ended December 31,		
	2006 **$**	**2005** **$**	**2004** **$**
Revenues	306,106	200,863	136,240
Operating expenses			
Cost of sales	216,517	147,960	95,377
Selling and administrative	44,458	27,102	19,485
Research and development costs	539	671	934
Research and development tax credits, grants and other revenues	(155)	(97)	(389)
Depreciation and amortization			
Property, plant and equipment	1,561	553	492
Intangible assets	1,865	679	269
	264,785	176,868	116,168
Earnings from operations	41,321	23,995	20,072
Other revenues (expenses)			
Dividend income	7,422	2,677	-
Interest income	882	293	146
Financial expenses			
Interest on long-term debt	(14,421)	(4,799)	(2,446)
Other	(849)	(605)	(7)
Foreign exchange gain (loss)	270	(175)	(217)
	(6,696)	(2,609)	(2,524)
Earnings before the following items	34,625	21,386	17,548
Income tax expense (note 17)	7,970	6,838	6,093
	26,655	14,548	11,455
Loss on dilution of investment (note 4h)	-	-	(411)
Non-controlling interest	-	(240)	(937)
Net earnings for the year	26,655	14,308	10,107
Net earnings per share			
Basic	0.88	0.51	0.44
Diluted	0.82	0.48	0.43
Weighted average number of shares outstanding (000's) (note 20)			
Basic	30,223	27,790	22,785
Diluted	32,489	29,835	23,547

The accompanying notes are an integral part of these consolidated financial statements.

Atrium Biotechnologies Inc.
Consolidated Statements of Cash Flows

(expressed in thousands of US dollars)

	Years Ended December 31,		
	2006 $	2005 $	2004 $
Cash flows from operating activities			
Net earnings for the year	26,655	14,308	10,107
Items not affecting cash and cash equivalents			
Depreciation and amortization	3,426	1,232	761
Deferred charges	716	527	109
Deferred revenues	(35)	76	134
Loss on derivative financial instrument	57	-	-
Loss on dilution of investment	-	-	411
Stock-based compensation costs	302	655	132
Foreign exchange loss (gain) on long-term item denominated in foreign currency	(260)	103	29
Future income taxes	(203)	1,758	1,436
Non-controlling interest	-	240	937
Employee future benefits	25	22	(18)
Change in non-cash operating working capital items (note 16)	(609)	(2,571)	(3,354)
	30,074	16,350	10,684
Cash flows from financing activities			
Increase in long-term debt	1,771	147,297	34,698
Payments on long-term debt	(15,518)	(96,848)	(5,430)
Issuance of shares by a subsidiary	-	-	189
Issuance of shares, net of share issue expenses and related income taxes	1,605	37,976	1,229
Payments on balances of purchase price	(1,299)	(4,309)	(1,193)
	(13,441)	84,116	29,493
Cash flows from investing activities			
Purchase of short-term investments	-	(2,958)	(1,613)
Proceeds from the sale of short-term investments	3,194	2,072	-
Purchase of a long-term investment	(441)	(401)	(629)
Increase in the interest in a subsidiary	-	-	(2,039)
Business acquisitions, net of cash and cash equivalents acquired	(10,931)	(92,636)	(34,468)
Purchase of property, plant and equipment	(1,762)	(428)	(93)
Acquisition of amortizable intangible assets	(101)	(117)	(44)
	(10,041)	(94,468)	(38,886)
Increase in cash and cash equivalents	6,592	5,998	1,291
Effect of exchange rate changes on cash and cash equivalents	838	(1,282)	661
Cash and cash equivalents – Beginning of year	14,886	10,170	8,218
Cash and cash equivalents – End of year	22,316	14,886	10,170
Additional information			
Interest paid	16,778	2,197	2,182
Income taxes paid	11,110	6,084	4,301

The accompanying notes are an integral part of these consolidated financial statements.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

1 Incorporation and nature of activities

Atrium Biotechnologies Inc. ("Atrium Biotechnologies" or the "Company"), incorporated under the Canada Business Corporations Act, is a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutrition industries. Atrium focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 50 countries, primarily in North America, Europe and Asia.

2 Summary of significant accounting policies

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies, which have been consistently applied, except for the policy dealing with the reporting currency as described below, are summarized as follows:

Basis of consolidation

The Company's consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. Intercompany transactions and related balances have been eliminated. As at December 31, 2006, the Company's principal operating subsidiaries are as follows:

Chimiray S.A.S.
Unipex S.A.S.
Pure Encapsulations, Inc.
MultiChem Import Export (2005) Inc.
HVL Parent Incorporated ("Douglas Laboratories")
Douglas Laboratories Canada Inc. ("DL Canada")

Accounting estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant estimates include the allowance for doubtful accounts, provisions for obsolete inventory, future income tax assets, the useful lives of property, plant and equipment and intangible assets, the valuation of identifiable intangible assets and goodwill, the fair value of options granted and employee future benefits and certain accrued liabilities. Actual results could differ from those estimates.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

Foreign currency translation

Reporting currency

In December 2005, the Company changed its reporting currency from Canadian dollars to US dollars in order that the financial statements more accurately reflect the Company's true operating results and financial position since a majority of the Company's business is conducted in US dollars. The Company has used the current rate method to translate the Canadian dollar financial statements into US dollars since its inception in 2000. Under this method, assets and liabilities of subsidiaries with functional currency other than the US dollar are translated into US dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rate on a monthly basis. Gains and losses are included in the cumulative translation adjustment account in shareholders' equity. The functional currencies of the Company and each of its subsidiaries remained unchanged.

All the Company's principal subsidiaries are considered to be self-sustaining foreign operations. As a result, the foreign subsidiaries' financial statements, whose functional currency is other than the US dollar, are translated into US dollars using the current rate method. Under this method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date and revenues and expenses are translated at the average exchange rate on a monthly basis. The "Cumulative translation adjustment" account under "Shareholders' Equity" consists only of gains and losses resulting from such translation.

Foreign currency transactions

Transactions denominated in foreign currencies are translated into the relevant measurement currency as follows:

> Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average exchange rate on a monthly basis. Non-monetary assets and liabilities are translated at historical rates. Gains and losses arising from such translation are reflected in the statement of earnings.

Hedging and Derivative Financial Instruments

The Company uses derivative financial instruments by way of interest rate swaps to manage current and forecast risks related to interest rate fluctuations associated with the Company's credit facility.

The Company uses interest rate swaps as part of its program for managing the combination of fixed and variable interest rates of its debt and the corresponding aggregate cost of borrowing. Interest rate swaps involve an exchange of interest payments without an exchange of principal underlying the interest payments. They are accounted for as an adjustment of accrued interest expense on the debt instruments. The corresponding amount to be paid to counterparties or to be received from counterparties is accounted for as an adjustment of accrued interest.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

In the case of an early termination of the interest swap agreement or if the hedge ceases to be effective prior to maturity, any realized and unrealized gains or losses would be recorded on the balance sheet and amortized to consolidated earnings over the remaining term of the related hedged debt. In the event of early extinguishment of the debt, any realized or unrealized gains or losses related to the swap would be recognized in the consolidated earnings at the time of the extinguishment of the debt.

The Company formally documents and designates one of its derivative financial instrument as a hedge of its credit facility. The Company determines that this derivative financial instrument is an effective hedge, at the time of the establishment of the hedge and for the duration of the instrument, since the date to maturity, the reference amount and interest rate of the instrument correspond to all the conditions of the debt.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and balances with banks, exclusive of bank advances, as well as all highly liquid short-term investments. The Company considers all highly liquid short-term investments having a term of less than three months at the acquisition date to be cash equivalents.

Short-term investments

Short-term investments, which are valued at the lower of amortized cost and market value, consist mainly of bonds and mutual funds which do not meet the Company's definition of cash and cash equivalents.

Inventory

Inventory is valued at the lower of cost and market value. Cost is determined using the first in, first out basis. Cost of finished goods and work in progress includes raw materials, labour and manufacturing overhead under the absorption costing method. Market value is defined as replacement cost for raw materials and as net realizable value for finished goods and work in progress.

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost, net of accumulated depreciation.

Depreciation is calculated using the following methods, period and annual rates:

	Methods	Period and annual rates %
Building	Declining balance and straight-line	5 and 10
Equipment	Declining balance and straight-line	20
Office furniture	Declining balance and straight-line	10, 20 and 25
Computer equipment	Declining balance and straight-line	33 ⅓
Automotive equipment	Straight-line	20
Leasehold improvements	Straight-line	Remaining lease term

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

Deferred charges

Deferred charges consist of financing expenses and are amortized on a straight-line basis over the term of the loans.

Intangible assets

Intangible assets with finite useful lives consist of patents, trademarks, licenses, distribution agreements, customer and supplier relationships, organization costs and software and Web sites development expenses. Patents and trademarks represent costs, including professional fees, incurred for the registration of trademarks for product marketing and manufacturing purposes, net of related government grants and accumulated amortization. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives of ten to fifteen years for patents, trademarks, licenses, distribution agreements and customer and supplier relationships, five years for organization costs and three years for software and Web sites development expenses.

The Company's indefinite-lived intangible assets consist of trademarks resulting from business acquisitions and are not amortized.

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at the respective dates of acquisition. Goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies. An impairment charge is recorded for any goodwill that is considered impaired.

Impairment of long-lived assets

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of its carrying value over its fair value. Finite-lived assets are written down for any impairment in value of the unamortized portion. As at December 31, 2006 and 2005, there were no events or circumstances indicating that the carrying value may not be recoverable.

Intangible assets with indefinite lives are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. Impairment exists when the carrying amount of the intangible asset exceeds its fair value.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

Employee future benefits

Two of the Company's French subsidiaries contribute to a postemployment benefit plan for their employees. The costs of these employee future benefits are accrued over the periods in which the employee earns the benefits. These costs are actuarially determined on an annual basis using the projected benefit method prorated on length of service and management's best estimate of salary escalation, retirement ages of employees and employee turnover. The net actuarial gain (loss) of the postemployment benefit obligations is reported in the statements of earnings as it arises.

Revenue recognition

Revenue is recognized from sales of products, net of estimated sales allowances and rebates, when title passes to customers, which is generally at the time goods are shipped.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of the assets and liabilities. Changes in the net future income tax assets or liabilities are included in earnings. Future income tax assets and liabilities are measured using substantively enacted and enacted tax rates expected to apply in the years in which the differences are expected to reverse.

Research and development tax credits, grants and other revenues

The Company is entitled to scientific research and experimental development ("SR&ED") tax credits granted by the Canadian federal government ("Federal") and the government of the Province of Québec ("Provincial"). Federal SR&ED tax credits are earned on qualified Canadian SR&ED expenditures at a rate of 20% and can only be used to offset against Federal income taxes otherwise payable. Refundable Provincial SR&ED tax credits are generally earned on qualified SR&ED salaries and subcontracting expenses incurred in the Province of Québec, at a rate of 17.5%.

SR&ED tax credits and other grants are accounted for using the cost reduction method. Accordingly, tax credits and grants are recorded as a reduction of the related expenses or capital expenditures in the period the expenses are incurred. The refundable portion of SR&ED tax credits is recorded in the year in which they are earned. These tax credits could be subjected to a review and a possible adjustment by the authorities concerned. Other revenues are mostly SR&ED consulting and subcontracting.

Research and development costs

Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet generally accepted criteria for deferral, which are capitalized and amortized against earnings over the estimated period of benefit. As at December 31, 2006 and 2005, no development costs have been deferred.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

Earnings per share and information pertaining to the number of shares

On March 10, 2005, the Company's Board of Directors approved the filing of articles of amendment, which would give effect to a recapitalization resulting in all of then issued and outstanding shares being recapitalized on a 4 for 1 basis. The weighted average number of shares outstanding and related earnings per share information were adjusted retroactively to give effect to the split.

In order to calculate earnings per share, subordinate and multiple voting shares are considered as common shares.

Basic net earnings per share are calculated using the weighted average number of common shares outstanding during the year.

Diluted net earnings per share are calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as options. This method requires that diluted net earnings per share be calculated using the treasury stock method, as if all dilutive potential common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby be used to purchase common shares of the Company at the fair value of the common shares during the period.

3 New accounting standards

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: Section 3855 "Financial Instruments – Recognition and Measurement", Section 3865 "Hedges", Section 1530 "Comprehensive Income" and Section 3251 "Equity".

Section 3855 expands on Section 3860 "Financial Instruments – Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 "Comprehensive Income" introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250 "Surplus" has been revised as Section 3251 "Equity".

Sections 1530, 3251, 3855 and 3865 apply to fiscal years beginning on or after October 1, 2006. These new accounting standards, which have been adopted by the Company, are effective since January 1, 2007 and will not have a material effect on the Company's consolidated financial statements.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

4 Business acquisitions

Acquisitions in 2006

(a) Amisol

On May 1, 2006, the Company acquired, through its subsidiary, MultiChem Import Export (2005) Inc. ("MultiChem"), the assets of Amisol Company Ltd. ("Amisol") for a total consideration of $7,199,000 (CAN$7,968,000), including all acquisition-related costs, of which an amount of $5,754,000 (CAN$6,368,000) was paid cash, $139,000 (CAN$154,000) was accrued as acquisition-related costs and $1,306,000 (CAN$1,446,000) as a balance of purchase price. An amount of $1,300,000 (CAN$1,439,000) was paid on the balance of purchase price during the third and fourth quarters of 2006. Amisol has been marketing personal care products in Canada since 1974.

(b) Douglas Laboratoires of Canada

On September 8, 2006, the Company acquired, through one of its subsidiaries, the assets of 2000610 Ontario Limited, doing business as Douglas Laboratories of Canada ("DL Canada"), for a total consideration of $4,136,000 (CAN$4,590,000), including all acquisition-related costs, of which an amount of $2,554,000 (CAN$2,834,000) was paid cash, $50,000 (CAN$56,000) was accrued as acquisition-related costs and $1,532,000 (CAN$1,700,000) was accrued as contingent payment. The acquisition is subject to contingent payments based on the achievement of certain results. These contingent payments will be recorded as goodwill when the related conditions have been met. DL Canada has been marketing Douglas Laboratories products in Canada since 2000.

Both acquisitions have been accounted for using the purchase method and the results of operations have been included in the statement of earnings from the date of acquisition. Purchase price allocations were finalized upon receipt of independent valuation reports.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

The allocated values of the net assets acquired are as follows:

	Amisol $	DL Canada $
Assets		
Current assets	2,959	317
Property, plant and equipment	47	52
Intangible assets		
Customer and supplier relationships	2,259	-
Trademarks	632	1,027
	5,897	1,396
Liabilities		
Current liabilities	1,082	261
Net identifiable assets acquired	4,815	1,135
Goodwill	2,384	3,001
Purchase price	7,199	4,136
Less: Balance of purchase price	1,306	-
Acquisition costs unpaid	139	50
Future payment accrued	-	1,532
Net cash used for the acquisition	5,754	2,554

Goodwill and intangible assets from Amisol are included in the Active Ingredients & Specialty Chemicals segments and are deductible for income tax purposes. Goodwill and intangible assets from DL Canada are included in the Health & Nutrition segment and are deductible for income tax purposes.

Intangible assets mainly consist of customer and supplier relationships for a total amount of $2,259,000 and of indefinite-lived trademarks for a total amount of $1,659,000. Customer and supplier relationships are amortized on a straight-line basis over their estimated useful lives of ten to fifteen years. Indefinite-lived trademarks are not amortized but are subject to an annual impairment test.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

Acquisitions in 2005

(c) MultiChem Import Export (2005) Inc.

On January 24, 2005, the Company, through its new subsidiary, MultiChem, completed the acquisition of the operating assets of MultiChem Import Export Inc. and MultiChem Trading Inc. for a total consideration of approximately $20,747,000 (CAN$25,435,000) of which an amount of $18,495,000 (CAN$22,675,000), including all acquisition-related costs, was paid cash and $2,252,000 (CAN$2,760,000) as a balance of purchase price, non-interest bearing and paid during the second quarter of 2005. The acquisition is subject to contingent payments specified in the agreement for a maximum amount of $1,290,000 (CAN$1,500,000) payable in 2006. The contingent payment in the amount of $1,132,000 (CAN$1,322,000), which was paid during the first quarter of 2006, has been recorded as goodwill. This company is a Canadian marketer of active ingredients and specialty chemicals sold to customers in Canada and the North-eastern United States. This acquisition was financed through Atrium Biotechnologies' working capital, as well as from the revolving credit facility put in place in January 2005.

This acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of earnings from the date of acquisition. The purchase price allocation was finalized upon receipt of a valuation report.

(d) HVL Parent Incorporated

On December 8, 2005, the Company, through one of its U.S. subsidiaries, acquired all of the outstanding shares of HVL Parent Incorporated ("Douglas Laboratories") whose main brand is Douglas Laboratories. This company develops, manufactures and markets health and nutritional products through healthcare practitioners mainly in the United States.

This acquisition was made for a total consideration of $86,852,000 of which an amount of $73,906,000, including all acquisition-related costs, was or will be paid cash, net of cash and cash equivalents acquired of $3,182,000, and $8,632,000 was paid in subordinate voting shares issued to certain Douglas Laboratories management shareholders at a price of CAN$10.95 per share. The cash portion came from cash on hand and from the revolving credit facility renegotiated in November 2005.

This acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of earnings from the date of acquisition. The purchase price allocation was finalized in 2006 upon receipt of a valuation report.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

The preliminary allocated values of the net assets acquired in 2005 were as follows:

	MultiChem $	Douglas Laboratories $
Assets		
Current assets	11,972	29,030
Property, plant and equipment	70	3,787
Intangible assets		
Customer and supplier relationships	4,976	8,000
Trademarks	1,631	39,800
Software and Web sites	6	-
	18,655	80,617
Liabilities		
Current liabilities	6,044	10,110
Long-term liabilities	-	8,912
Future income tax liabilities	-	16,898
	6,044	35,920
Net identifiable assets acquired	12,611	44,697
Goodwill	8,136	42,155
Purchase price	20,747	86,852
Less: Cash and cash equivalents acquired	-	3,182
Subordinate voting shares issued	-	8,632
Balance of purchase price	2,252	-
Acquisition costs unpaid	-	1,132
Net cash used for the acquisition	18,495	73,906

Goodwill and intangible assets from MultiChem are included in the Active Ingredients & Specialty Chemicals segment and are deductible for income tax purposes. Goodwill and intangible assets from Douglas Laboratories are included in the Health & Nutrition segment and are not deductible for income tax purposes.

Intangible assets determined upon the finalized purchase price allocation mainly consist of customer and supplier relationships for a total amount of $16,276,000 and of indefinite-lived trademarks for a total amount of $41,831,000. Customer and supplier relationships are amortized on a straight-line basis over their estimated useful lives of ten to fifteen years. Indefinite-lived trademarks are not amortized but are subject to an annual impairment test.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

(e) Unipex Finance S.A.S.

On April 6, 2005, the Company acquired 69,092 common shares of the outstanding capital stock of Unipex Finance S.A.S., based in France, for an amount of $7,287,000 (€5,501,000), increasing its economic interest in the latter to 100% (83.78% in 2004). This amount was settled through the issuance of 741,584 subordinate voting shares at the offering price of CAN$12.00 per share. This transaction has been accounted for as a step acquisition. The excess of the purchase price over the net identifiable assets on the date of acquisition is $5,383,000 and is recorded as goodwill not deductible for income tax purposes for an amount of $1,722,000. The balance of $3,661,000 has been applied against non-controlling interest.

Acquisitions in 2004

(f) Pure Encapsulations, Inc.

On March 1, 2004, the Company acquired all the operating assets of Pure Encapsulations, Inc.'s business for a total consideration of $37,982,000 of which an amount of $34,462,000, including all acquisition-related costs, was paid cash, net of cash and cash equivalents acquired of $1,076,000, and $2,444,000 as a balance of purchase price, paid in August 2005. This company, based in the United States, focuses on the development, manufacturing and marketing of high-end health and nutrition finished products sold through healthcare practitioners.

The acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of earnings from the date of acquisition. The purchase price allocation was finalized upon receipt of a valuation report.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

The allocated values of the net assets acquired are as follows:

	$
Assets	
Current assets	4,740
Property, plant and equipment	1,123
Intangible assets	
Trademarks	12,000
Customer relationships	800
Other	94
	18,757
Liabilities	
Current liabilities	757
Net identifiable assets acquired	18,000
Goodwill	19,982
Purchase price	37,982
Less: Cash and cash equivalents acquired	1,076
Balance of purchase price	2,444
Net cash used for the acquisition	34,462

Goodwill is included in the Health & Nutrition segment.

Goodwill and intangible assets are deductible for income tax purposes. Intangible assets consist mainly of indefinite-lived trademarks for an amount of $12,000,000. Consequently, these assets are not amortized but are subject to an annual impairment test.

(g) Unipex Finance S.A.S

On July 8, 2004, the Company acquired 21,380 common shares of the outstanding capital stock of Unipex Finance S.A.S., based in France, for a cash consideration of $2,002,000 (€1,649,000), increasing its interest in the latter to 83.78% (80.65% in 2003). This transaction has been accounted for as a step acquisition. The excess of the purchase price over the net identifiable assets on the date of acquisition is $1,586,000 and is recorded as goodwill not deductible for income tax purposes for an amount of $544,000. The balance of $1,042,000 has been applied against non-controlling interest.

(h) Loss on dilution of investment

On July 8, 2004, pursuant to the issuance of 10,000 common shares by Unipex Finance S.A.S. to its employees and directors, a loss on dilution amounting to $411,000 was recognized.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

5 Inventory

	As at December 31,	
	2006 **$**	**2005** **$**
Raw materials	7,420	6,669
Work in progress and finished goods	25,806	25,089
	33,226	31,758

6 Long-term investment

In March 2004, the Company invested a total amount of $629,000 (CAN$825,000) in Les Biotechnologies Océanova Inc., of which $38,000 is in Class A shares, voting and participating, representing 18.75% of such company's voting shares, $89,000 is in Class B shares, non-voting and participating, $248,000 is in Class C shares, non-voting and non-participating, and $254,000 is in an unsecured debenture, convertible at the Company's option into Class B shares, expiring at the latest on March 30, 2011. On June 1, 2005 and September 11, 2006, the Company invested additional amounts of $401,000 (CAN$500,000) and $441,000 (CAN$500,000), respectively in convertible debentures of Les Biotechnologies Océanova Inc. The outstanding debentures will bear interest at a rate calculated on a formula based on 50% of the company's net earnings without exceeding 12%, the interest being payable annually. This investment has been recorded at cost.

7 Property, plant and equipment

	As at December 31,			
	2006		2005	
	Cost **$**	**Accumulated depreciation** **$**	**Cost** **$**	**Accumulated depreciation** **$**
Land	385	-	353	-
Building	715	446	655	328
Equipment	6,295	1,966	5,272	781
Office furniture	588	229	511	212
Computer equipment	517	371	482	373
Automotive equipment	94	79	159	132
Leasehold improvements	709	10	228	25
	9,303	3,101	7,660	1,851
Less: Accumulated depreciation	3,101		1,851	
Net amount	6,202		5,809	

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

8 Intangible assets

	As at December 31,			
		2006		2005
	Cost $	Accumulated amortization $	Cost $	Accumulated amortization $
Finite useful lives				
Patents and trademarks	467	323	441	236
Licenses and distribution agreements	864	345	865	256
Customer and supplier relationships	19,479	2,079	14,045	504
Organization costs	269	231	242	173
Software and Web sites development expenses	266	162	174	91
	21,345	3,140	15,767	1,260
Less: Accumulated amortization	3,140		1,260	
Net amount	18,205		14,507	
Indefinite useful lives				
Trademarks	55,495		53,520	
	73,700		68,027	

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

9 Goodwill

The change in the carrying value is as follows:

	Active Ingredients & Specialty Chemicals $	Health & Nutrition $	Total $
Balance as at December 31, 2004	40,393	21,285	61,678
Acquisitions (note 4c, d and e)	10,074	42,155	52,229
Adjustments (1)	(49)	48	(1)
Impact of foreign exchange rate	(4,915)	44	(4,871)
Balance as at December 31, 2005	45,503	63,532	109,035
Acquisitions (note 4a and b)	2,384	3,001	5,385
Adjustments (1)	1,232	(3,328)	(2,096)
Impact of foreign exchange rate	3,986	(145)	3,841
Balance as at December 31, 2006	53,105	63,060	116,165

(1) Adjustments consist of changes to the estimated fair value of assets acquired and liabilities assumed, contingent payments, additional acquisition-related costs and reversal of accounts payable and accrued liabilities related to acquisitions. In the Health & Nutrition Division, an adjustment was recorded for $3,549,000 in 2006 according to the final determination of the fair value of the assets acquired and liabilities assumed of HVL Parent Incorporated ("Douglas Laboratories"). This adjustment has been essentially applied against intangible assets and future income tax liabilities. In the Active Ingredients & Specialty Chemincals Division, a contingent payment in the amount of $1,132,000 (CAN$1,322,000) for the acquisition of MultiChem was recorded and paid in 2006.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

10 Accounts payable and accrued liabilities

	As at December 31,	
	2006 $	2005 $
Trade payable	40,673	32,949
Related company	-	2,541
Salaries and employee benefits	3,670	5,360
Commodity taxes	1,597	1,489
Other liabilities	4,539	4,671
Acquisition-related costs	769	1,132
	51,248	48,142

11 Long-term debt

	As at December 31,	
	2006 $	2005 $
Revolving credit facility *	80,700	94,300
Unsecured loan (CAN$13,407 as at December 31, 2006 and 2005), bearing interest at a rate of 7%, principal payable in June 2008 and June 2009, interest payable on a monthly basis	11,504	11,528
Settled during 2006	-	120
	92,204	105,948
Less: Current portion	-	70
	92,204	105,878

* This amended credit facility is a three-year revolving credit facility, renewable annually for the same period, of an authorized amount of $107,259,000 (CAN$125,000,000). The Company may increase the authorized amount up to a maximum of $171,615,000 (CAN$200,000,000) under certain conditions and may also borrow in US$, CAN$ or euros. As at December 31, 2006, all the money borrowed was in US$. This facility bears interest at a variable rate based on the market rate plus an applicable margin calculated quarterly. This debt has been secured by a first hypothec on all assets of the Company and its North American subsidiaries. Moreover, all the shares held by the Company in its French subsidiaries have been pledged as collateral security. Under the credit agreement, the Company must meet certain financial ratios. As at December 31, 2006, the effective rate was 6.9%. A portion of the loan, being $50,000,000, is subject to an interest rate swap (see note 21).

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

In 2005, the portion of deferred financing costs in the amount of $264,000 relating to the repayment of certain loans was written off.

The principal instalments due on long-term debt amount to $1,287,000 in 2008 and $90,917,000 in 2009.

12 Employee future benefits

The French subsidiaries provide an unfunded postemployment benefit plan for their employees. Provisions are established for obligations resulting from the plan.

The following table presents the postemployment benefit plan activity:

	2006 $	2005 $
Accrued postemployment benefit plan obligation		
Balance – Beginning of year	205	210
Current service cost	30	30
Interest cost	5	5
Actuarial gain	(10)	(12)
Foreign currency exchange rate changes	23	(28)
Balance – End of year	253	205

The significant actuarial assumptions used to determine obligations resulting from the postemployment benefit plan are as follows:

	Postemployment benefits	
	2006 %	2005 %
Discount rate	2.5	2.5
Rate of compensation increase	0.5	0.5

The actuarial report, dated June 2004, gives effect to the postemployment benefit obligation as at December 31, 2004. The next actuarial valuation is planned for June 2007.

401K plans

In 2004, the Company established 401K plans in two of its U.S. subsidiaries. Under these plans, the Company may contribute a discretionary amount equal to a percentage of employee contributions to the plan and may also make a discretionary profit sharing contribution. During the years ended December 31, 2006, 2005 and 2004, the Company recorded contributions totalling $184,000, $65,000 and $50,000, respectively.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

13 Commitments

The Company is committed to various operating leases for certain of its premises and equipment, which expire at various dates through July 2015. As at December 31, 2006, minimum rentals payable under these operating leases in each of the next five years will amount to $2,725,000 in 2007, $1,601,000 in 2008, $799,000 in 2009, $701,000 in 2010, $682,000 in 2011 and $2,205,000 thereafter for total commitments of $8,713,000.

14 Contingencies

The Company and its subsidiaries are party to various ongoing, pending, and threatened litigation along with other contingencies arising out of the normal course of business. The ultimate disposition of these claims cannot be determined at this time. Management believes that these claims, when resolved, will not have any material adverse effect on the consolidated financial position or results of operations of the Company.

15 Share capital

(a) Authorized

Unlimited number of shares of the following classes:

- Multiple voting shares, voting and participating, bearing two votes per share, convertible at the option of the holder into subordinate voting shares on a one-for-one basis
- Subordinate voting shares, voting and participating, one vote per share

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

(b) Issued

	As at December 31,					
	2006		2005		2004	
	Number	Amount $	Number	Amount $	Number	Amount $
Multiple voting shares						
Balance – Beginning of year	14,000,000	7,656	14,000,000	7,656	14,000,000	7,656
Conversion of multiple voting shares into subordinate voting shares	(14,000,000)	(7,656)	-	-	-	-
Balance – End of year	-	-	14,000,000	7,656	14,000,000	7,656
Subordinate voting shares						
Balance – Beginning of year	15,997,447	71,329	9,784,664	16,187	8,666,668	14,958
Conversion of multiple voting shares into subordinate voting shares	14,000,000	7,656	-	-	-	-
Issued pursuant to the stock option plan	627,500	1,605	387,000	884	580,000	1,229
Stock-based compensation costs	-	50	-	63	-	-
Issued pursuant to the initial public offering	-	-	4,166,667	40,920	-	-
Issued for the acquisition of non-controlling interest	-	-	741,584	7,283	-	-
Issued as part of the acquisition of Douglas Laboratories	-	-	917,532	8,632	-	-
Issued to the parent company	-	-	-	-	537,996	-
Share issue expenses, net of related income taxes	-	-	-	(2,640)	-	-
Balance – End of year	30,624,947	80,640	15,997,447	71,329	9,784,664	16,187
Total share capital	30,624,947	80,640	29,997,447	78,985	23,784,664	23,843

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

(c) Shares issued

On October 18, 2006, at the closing of a bought deal secondary offering, all multiple voting shares that were 100% owned by Æterna Zentaris Inc. ("Æterna Zentaris"), formerly the parent company, were converted into subordinate voting shares on a one-for-one basis. Following this closing, the Company no longer has a controlling shareholder.

During fiscal 2006, following the exercise of stock options, the Company issued 627,500 subordinate voting shares for a cash consideration of $1,605,000 (CAN$1,816,000).

On March 10, 2005, the Company split all of its issued and outstanding multiple and subordinate voting shares on a four-for-one basis. All share and per share information in these consolidated financial statements has been adjusted retroactively to reflect this stock split.

On the same day, the Company's Articles of Incorporation were also amended for the multiple voting shares. The multiple voting shares held by Æterna Zentaris will automatically be converted into subordinate voting shares on a one-for-one basis: i) upon any transfer thereof, subject to limited exceptions; ii) within five years from the closing date of the initial public offering, being April 6, 2010; and iii) in certain circumstances including a change of control of Æterna Zentaris.

On April 6, 2005, the Company completed its initial public offering through the issuance of 4,166,667 subordinate voting shares at the offering price of CAN$12.00 per share for total gross proceeds of $40,920,000 (CAN$50,000,000). The Company's share of issue expenses and underwriters' fees, net of related income taxes, was $2,640,000 (CAN$3,227,000). Immediately prior to the closing of the aforementioned offering, the Company completed the acquisition of the non-controlling interest in Unipex Finance for an amount of $7,289,000 (€5,501,000). This amount was settled through the issuance of 741,584 subordinate voting shares at the same offering price.

On December 8, 2005, the Company issued 917,532 subordinate voting shares at a price of CAN$10.95 per share for a total amount of $8,632,000 (CAN$10,047,000) for the acquisition of Douglas Laboratories (see note 4d).

During fiscal 2005, following the exercise of stock options, the Company issued 387,000 subordinate voting shares for a cash consideration of $884,000 (CAN$1,091,000).

On October 26, 2004, the Company issued 580,000 subordinate voting shares to certain officers pursuant to the exercise of stock options. The average exercise price is CAN$2.60 for proceeds of $1,229,000 (CAN$1,507,000).

On December 22, 2004, the Company issued 537,996 subordinate voting shares to Æterna Zentaris in consideration of assets with a net carrying value of $750,000 (CAN$931,000). This net carrying value has been presented as contributed surplus (see note 18).

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

(d) Company's stock option plan

On February 11, 2005, the Board of Directors of the Company adopted the 2005 Stock Option Plan (the "2005 Plan"), which entered into effect upon the closing of the Company's initial public offering. At that time, all options issued and outstanding under the Company's original stock option plan became subject to the 2005 Plan. Under the 2005 Plan, the Board of Directors of the Company may grant options to acquire subordinate voting shares to the Company's directors, officers, employees and service providers, and those of its subsidiaries. The maximum number of subordinate voting shares that can be issued upon the exercise of options granted under the 2005 Plan, together with any subordinate voting shares issued or reserved for issuance under any other share compensation arrangement which is then in place, is 4,267,000. The exercise price of options granted under the 2005 Plan is set at the time of the grant of the options, but cannot be less than the volume weighted average trading price of the subordinate voting shares on the Toronto Stock Exchange for the five trading days immediately preceding the day on which an option is granted. The maximum period during which options may be exercised is ten years from the date on which they are granted. Options may not be exercised during the first year following the grant thereof. Thereafter, options vest in five equal annual tranches in respect of 20% of the subordinate voting shares under option, commencing one year after the date on which the option is granted.

The following table summarizes the stock option activity under this plan:

	2006		2005		2004	
	Number	**Weighted average exercise price (CAN$)**	**Number**	**Weighted average exercise price (CAN$)**	**Number**	**Weighted average exercise price (CAN$)**
Balance – Beginning of year	3,218,500	3.70	3,667,000	3.59	2,390,000	2.76
Granted	-	-	5,000	10.58	2,031,000	4.21
Exercised	(627,500)	3.01	(387,000)	2.82	(580,000)	2.60
Forfeited	(42,000)	3.45	(66,500)	3.08	(174,000)	2.81
Balance – End of year	2,549,000	3.87	3,218,500	3.70	3,667,000	3.59

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

The following table summarizes the stock options outstanding and currently exercisable as at December 31, 2006:

	Options outstanding			Options currently exercisable	
Exercise price (CAN$)	**Number**	**Weighted average remaining contractual life**	**Weighted average exercise price (CAN$)**	**Number**	**Weighted average exercise price (CAN$)**
2.50	295,000	3.84	2.50	295,000	2.50
3.07	331,000	5.02	3.07	291,000	3.07
4.21	1,919,500	7.84	4.21	1,352,500	4.21
10.58	3,500	8.55	10.58	-	10.58
	2,549,000	7.01	3.87	1,938,500	3.78

Assumptions used in determining stock-based compensation costs

The table below shows the assumptions used in determining stock-based compensation costs under the Black-Scholes option pricing model:

	Years Ended December 31,		
	2006	**2005**	**2004**
Dividend yield	Nil	Nil	Nil
Expected volatility	Nil	38.15%	Nil
Risk-free interest rate	Nil	3.37%	3.77%
Weighted average expected life (years)	Nil	3.34	4.56
Compensation costs ($) recorded as contributed surplus	302	655	132

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

16 Statements of cash flows

	Years Ended December 31,		
	2006 **$**	**2005** **$**	**2004** **$**
Change in non-cash operating working capital items			
Accounts receivable	1,589	(9,196)	74
Inventory	149	(2,225)	(1,119)
Prepaid expenses	(311)	68	(64)
Accounts payable and accrued liabilities	(102)	9,464	(2,305)
Income taxes	(1,934)	(682)	60
	(609)	(2,571)	(3,354)

17 Income tax expense

The reconciliation of the combined Canadian federal and Québec provincial income tax rate to the income tax expense is as follows:

	Years Ended December 31,		
	2006	**2005**	**2004**
Income tax expense			
Combined federal and provincial statutory income tax rate	32.02%	31.02%	31.02%
Income tax expense based on statutory income tax rate	$ 11,087	$ 6,634	$ 5,444
Change in enacted tax rate	154	-	-
Differences in statutory income tax rate of foreign subsidiaries	1,664	993	644
Tax loss monetization program (note 18)	(2,372)	(827)	-
Benefits arising from investments in subsidiaries	(1,992)	(112)	-
Production activity deduction	(233)	-	-
Stock-based compensation costs	96	203	38
Other	(434)	(53)	(33)
	$ 7,970	$ 6,838	$ 6,093

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

Income tax expense is represented by:

	Years Ended December 31,		
	2006 **$**	**2005** **$**	**2004** **$**
Current	8,173	5,080	4,657
Future	(203)	1,758	1,436
	7,970	6,838	6,093
Current			
Domestic	(1,763)	190	399
Foreign	9,936	4,890	4,258
	8,173	5,080	4,657
Future			
Domestic	(747)	665	877
Foreign	544	1,093	559
	(203)	1,758	1,436
	7,970	6,838	6,093

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

Significant components of future income tax assets and liabilities are as follows:

	As at December 31,	
	2006 **$**	**2005** **$**
Future income tax assets		
Unrealized foreign exchange loss	27	176
Provisions and accruals	311	431
Inventory	278	-
Employee future benefits	64	55
Intangible assets	1,823	1,867
Share issue expenses	723	998
Loss carryforwards	1,414	224
Other	159	261
	4,799	4,012
Future income tax liabilities		
Goodwill	(1,657)	(789)
Property, plant and equipment	(530)	(694)
Intangible assets	(18,250)	(17,108)
Other	(7)	(8)
	(20,444)	(18,599)
Classified as follows:		
Future income tax assets	4,601	3,844
Future income tax liabilities	(20,246)	(18,431)
	(15,645)	(14,587)

As at December 31, 2006, the Company has available non-capital loss carryforwards. The following table summarizes the year of expiry of these non-capital loss carryforwards:

	Canada		
Year of expiry	**Federal** **$**	**Provinces** **$**	**United States** **$**
2023	-	-	100
2024	-	-	259
2025	-	-	2
2026	2,415	7,538	-

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

18 Related party transactions

	Years Ended December 31,		
	2006 **$**	**2005** **$**	**2004** **$**
Purchases of raw materials and subcontracting	255	246	388
Administration fees	151	127	288
Dividend income	7,422	2,667	-
Interest expense	7,369	2,675	388
Financing expenses paid	-	-	52
Expenses reimbursed related to a technology acquired	527	346	369
Subcontracting revenues	44	337	-

These above transactions with Æterna Zentaris, the former parent company, are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed upon by the related parties.

At the end of the year, amounts due to and (from) Æterna Zentaris are payable (redeemable) on demand and have resulted from the transactions mentioned above.

On September 15, 2005, after obtaining corresponding tax rulings, Æterna Zentaris initiated a tax loss consolidation strategy. Æterna Zentaris advanced $129,000,000 (CAN$150,000,000) to the Company, by way of a subordinate 7% interest-bearing promissory note. This note is unsecured and payable on demand.

On the same day, the Company acquired $129,000,000 (CAN$150,000,000) in preferred shares from 4296672 Canada Inc., a wholly-owned subsidiary of Æterna Zentaris. The dividend rate on the preferred shares is 7.05%. 4296672 Canada Inc. used the proceeds to advance $129,000,000 (CAN$150,000,000) to Æterna Zentaris through an interest-free loan. The funds were used to repay the daylight loan which was initially used to make the initial subordinate loan of the Company.

The Company has the legal right to offset the demand loan payable to Æterna Zentaris and the investment in preferred shares of 4296672 Canada Inc. Since the Company intends to use this right, these items are disclosed on a net basis. The interest expense and the dividend income are disclosed respectively under "Interest expense" and "Dividend income". Tax savings resulting from the interest expense are disclosed as a reduction of income tax expense.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

On October 18, 2006, the Company completed a bought deal secondary offering (see note 15 c). After the closing, Æterna Zentaris is no longer the controlling shareholder of Atrium Biotechnologies and pursuant to the tax-loss monetization program established in September 2005, this program has been terminated just before the closing of the offering. The Company no longer benefits from Æterna Zentaris' tax losses since October 18, 2006.

On December 22, 2004, the Company acquired a technology from Æterna Zentaris in consideration of the issuance of 537,996 subordinate voting shares. This transaction has been accounted for at the carrying amount of the net assets acquired, being nil. As the related parties did not elect to apply the special tax election on the transfer, the Company has recognized future income taxes of $750,000 in connection with the transaction.

The Company is committed to paying $860,000 in cash and a single digit royalty to Æterna Zentaris if the latter receives product marketing approval from the United States Food and Drug Administration.

Furthermore, before the end of 2006, Æterna Zentaris reimbursed the Company the maximum agreed upon under the amended agreement, being $1,242,000 of fees related to the registration, repositioning and marketing of the product.

19 Segment information

Information by geographic region

Revenues by geographic region are detailed as follows:

	Years Ended December 31,		
	2006 **$**	**2005** **$**	**2004** **$**
United States	102,359	33,022	20,581
Canada	77,434	54,661	1,536
Europe			
France	105,297	105,478	103,415
Other	14,602	4,666	6,141
Asia	3,389	2,198	3,835
Other	3,025	838	732
	306,106	200,863	136,240

Revenues have been allocated to geographic regions based on the country of residence of the related customers.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

Long-lived assets by geographic region are detailed as follows:

	As at December 31,	
	2006 **$**	**2005** **$**
Canada	25,859	16,206
United States	127,595	128,591
Europe		
France	42,400	37,898
Other	213	176
	196,067	182,871

Long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

The Company organizes its business under two business segments: (i) the Active Ingredients & Specialty Chemicals Division; and (ii) the Health & Nutrition Division. The Company's Active Ingredients & Specialty Chemicals Division offers value-added products that include high-value proprietary active ingredients developed, acquired or in-licensed by the Company. Through the Health & Nutrition Division, the Company develops, manufactures and markets proprietary health and nutrition finished products.

Atrium Biotechnologies' President and Chief Executive Officer ("CEO"), as the chief operating decision-maker, assesses the performance of the two segments and allocates resources to the segments. Each segment has its own President and is managed separately. The accounting policies of the reportable segments are the same as those applied in the consolidated financial statements.

The following table presents information by segment:

			2006
	Active Ingredients & Specialty Chemicals **$**	**Health & Nutrition** **$**	**Total** **$**
Revenues	191,392	114,714	306,106
Earnings from operations	14,625	26,696	41,321
Depreciation and amortization	972	2,454	3,426
Capital expenditures	702	1,161	1,863
Segment assets	143,439	164,962	308,401

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

			2005
	Active Ingredients & Specialty Chemicals $	**Health & Nutrition $**	**Total $**
Revenues	168,006	32,857	200,863
Earnings from operations	12,488	11,507	23,995
Depreciation and amortization	791	441	1,232
Capital expenditures	254	291	545
Segment assets	120,789	164,097	284,886

			2004
	Active Ingredients & Specialty Chemicals $	**Health & Nutrition $**	**Total $**
Revenues	111,397	24,843	136,240
Earnings from operations	10,791	9,281	20,072
Depreciation and amortization	443	318	761
Capital expenditures	60	77	137
Segment assets	87,842	44,480	132,322

Unallocated assets amount to $14,917,000 in 2006, $13,361,000 in 2005 and $6,589,000 in 2004 and consist mainly of cash and cash equivalents, investment at cost and future income tax assets.

In 2006, 2005 and 2004, no customer represents 10% or more of the Company's revenues.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

20 Earnings per share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted net earnings per share calculation:

	2006	2005	2004
Basic weighted average number of shares outstanding (000's)	30,223	27,790	22,785
Dilutive effect of stock options (000's)	2,266	2,045	762
Diluted weighted average number of shares outstanding (000's)	32,489	29,835	23,547
Items excluded from the calculation of diluted net earnings per share because the exercise price was equal to or greater than the average share value of the common shares as determined under the stock option plan or due to their anti-dilutive effect (000's)			
Stock options (000's)	-	5	2,031

21 Financial instruments

Description of derivative financial instruments

Management of interest rate risk

The Company has entered into interest rate swaps to manage interest rate fluctuations. The swaps have notional amounts of $50,000,000.

Under the first swap, the Company pays a fixed rate of 4.925% and receives a variable rate based on the three-month LIBOR (5.39% as at December 31, 2006). This interest rate swap has been designated as a cash flow hedging relationship of the variable interest payment on the revolving credit facility. The fair value of this swap amounted to $216,000 in favour of the Company and matures on December 8, 2008.

Under the second swap, the Company pays a variable rate subject to cap and floor based on the three-month LIBOR and receives a fixed interest of 4.925%. The interval of the variable rate payable by the Company is 4.65% to 4.925%. Otherwise, the Company pays a 4.925% rate. This interest rate swap has not been designated as a cash flow hedge. The fair value of this swap amounted to $57,000 in favour of the counterparty and matures on December 8, 2008.

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

Fair value

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and balance of purchase price payable are financial instruments whose fair value approximates their carrying value due to their short-term maturity. The fair value of the long-term debt has been established by discounting the future cash flows at an interest rate to which the Company would currently be able to obtain for loans with similar maturity dates and terms. The fair value of the long-term debt is $92,256,000 ($106,023,000 in 2005). The fair value of short-term investments in 2005 was $2,955,000. Short-term investments in 2005 were composed of mutual funds units and corporate bonds, bearing interest at annual rates from 3.75% to 4.33% and maturing on different dates between May and June 2006.

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents and short-term investments consist of instruments issued by high-credit quality issuers. Consequently, management considers the risk of non-performance related to cash and cash equivalents and short-term investments to be minimal.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $522,000 and $469,000 as at December 31, 2006 and 2005, respectively.

Foreign currency risk

The Company is exposed to limited currency risks since the transactions made by its French subsidiaries are denominated in euros and the transactions made by its Canadian subsidiaries are denominated in Canadian dollars. It is exposed to currency risks as a result of its export sales of products manufactured in Canada, substantially all of which are denominated in US dollars.

Interest rate risk

The Company's exposure to interest rate risk is as follows:

Cash and cash equivalents	Variable interest rate
Short-term investments	Fixed interest rate
Accounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing
Balance of purchase price payable	Non-interest bearing
Long-term debt	Fixed interest rate and variable interest rate

(tabular amounts in thousands of US dollars,
except share/option and per share/option data and as otherwise noted)

22 Subsequent event

Acquisition of AquaCap Pharmaceutical, Inc.

On January 19, 2007, the Company, through one of its subsidiaries, completed the acquisition of all the shares of AquaCap Pharmaceutical, Inc. ("AquaCap") for a total cash consideration of approximately $21,500,000. The payment was settled through the Company's revolving credit facility. This company is a leading developer and manufacturer of liquid filled capsules within the nutritional supplement industry in the United States.

This acquisition will be accounted for using the purchase method and the results of operations will be included in the statement of earnings from the date of acquisition.

23 Comparative figures

Certain comparative figures have been reclassified to conform with the current year presentation.